Exhibit 99.1

RESAAS SERVICES INC.

RESAAS Closes Unit Offering Raising Gross Proceeds of $5,409,900

VANCOUVER, B.C. (December 10, 2015) – RESAAS Services Inc. (CSE: RSS, OTCQX: RSASF), a cloud-based social business platform for the real estate services industry, is pleased to announce that the company has closed its previously announced public offering of units pursuant to an agency agreement dated November 24, 2015 between the company and a syndicate of agents (the “Agency Agreement”). The base offering consisted of 3,333,333 units at a price of $1.50 per unit, plus an over-allotment of 107,767 units sold at the same price, for aggregate gross proceeds of $5,161,650.

Each unit consists of one common share of RESAAS and one share purchase warrant exercisable into one common share at a price of $3.00 per share until December 10, 2017. The units in the offering were qualified for sale in the provinces of British Columbia, Alberta and Ontario by a prospectus supplement dated November 25, 2015 to the company’s short form base shelf prospectus dated June 2, 2015 (together, the “Prospectus”).

In addition, RESAAS is pleased to announce that the company has closed a concurrent private placement offering of 165,500 units on identical terms for additional gross proceeds of $248,250 in certain other provinces of Canada. Each of the shares and warrants underlying the private placement units is subject to a statutory hold period expiring on April 11, 2016, which is the date that is four months and one day after the closing of the offering.

RESAAS plans to use the proceeds of the offerings for continued development of its technology platform, expansion of the company’s services in international markets, the hiring of additional employees to support its continued growth and general working capital.

For additional details regarding the offerings, please see RESAAS’ press releases dated November 24, 25 and 26, 2015, along with the Agency Agreement and Prospectus, copies of which are available under the company’s profile at www.sedar.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The securities referenced herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in compliance with one or more exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws.

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About RESAAS Services Inc.

RESAAS, a cloud-based social business platform for the real estate services industry, is designed specifically for the real estate professional to connect and communicate in real-time. Known as real estate broadcasts, RESAAS' powerful reblasts® engine automatically generates all of your real estate workflow into invaluable social content that is instantly pushed out to the RESAAS platform and other social networks. Visit www.resaas.com.

On Behalf of RESAAS

Danielle Sissons

VP Communications

RESAAS Services Inc.

Telephone: (604) 558-2929; Email: danielle.sissons@resaas.com

Investor Relations

Cam Shippit

RESAAS Services Inc.

Telephone: (604) 558-2929; Email: cam.shippit@resaas.com

The CSE has not reviewed, nor approved or disapproved the content of this press release.

Forward-Looking Information:

This press release and the RESAAS website referenced herein contain forward-looking information within the meaning of Canadian securities legislation, including but not limited to statements regarding the use of proceeds of the offering. The forward-looking information is based on certain key expectations and assumptions made by RESAAS’ management, such as the commercialization and anticipated growth of the technology platform, the company's ability to expand its services in international markets and hire additional employees to supports its continued growth, and the company’s financial position, business strategy, plans and objectives of management for future operations and other similar statements.

Forward-looking information is subject to risks, uncertainties and other factors, many of which are outside of the company’s control, that could cause actual results to differ materially from the results discussed in the forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that the company will not be able expand its services in international markets or hire additional employees to supports its continued growth. Although RESAAS believes that the expectations and assumptions on which the forward-looking information is based are reasonable, undue reliance should not be placed on such information because RESAAS can give no assurance that it will prove to be correct. The forward-looking information contained in this press release is made as of the date of this press release. RESAAS disclaims any intent or obligation to update publicly any forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.